Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 33-4711

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 19, 2004)

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing 401(k) Plan
Supplement to Summary Plan Description (SPD) and Prospectus

The Date of this SPD and Prospectus Supplement is December 1, 2004.

This SPD and Prospectus Supplement contains additional information about The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing 401(k) Plan (“Agents’ 401(k) Plan”). It should be read together with the SPD and Prospectus dated May 19, 2004, as supplemented by the Prospectus Supplements dated May 17, and July 22, 2004.

This SPD and Prospectus Supplement describes certain changes to Separate Account 61 (“SA-61”), one of the investment options offered under the Agents’ 401(k) Plan description, a description of which appears on page 8 of the SPD and Prospectus.

INVESTMENT OF CONTRIBUTIONS

The Delaware Large Cap Value Account SA #61, which currently invests in the Delaware Large Cap Value Fund (a registered investment company, or mutual fund), will be invested in the Delaware Value Fund (also a mutual fund) effective December 2, 2004.

The investment objective of the Delaware Value Fund is to seek long-term capital appreciation. The Fund invests primarily in large-capitalization companies that have long-term capital appreciation potential. The Fund’s managers follows a value-oriented investment philosophy in selecting stocks using a research-intensive approach and considering such factors as:

•	Security prices that reflect a market valuation that is judged to be below the estimated present or future value of the company;
•	Favorable earnings growth prospects;
•	Expected above-average return on equity and dividend yield;
•	The financial condition of the issuer; and
•	Various qualitative factors.

Before July 30, 2004, the Delaware Value Fund was named the Delaware Diversified Value Fund. The date of inception of the Delaware Diversified Value Fund was September 14, 1998. On July 30, 2004, the Delaware Value Fund’s objective, strategy, and management changed. The new management team will continue to retain the Fund’s large-cap value focus by investing primarily in investments of large-capitalization companies that they believe have long-term appreciation potential. The Fund will no longer seek current income as a secondary objective. Securities that they determine to no longer contribute to meeting the Fund’s investment objective or to be inconsistent with the new team’s investment strategies will be sold. This could result in significant turnover in the portfolio initially.

You do not need to make any changes to your account as a result of these changes. However, you may wish to review your allocations to ensure that this investment option fits you personal objectives, and make any changes that you think are necessary.

Information about this SPD and Prospectus Supplement

        You should rely only on the information contained in or incorporated by reference in this SPD and Prospectus Supplement and the SPD and Prospectus as supplemented by the Prospectus Supplements dated May 17 and July 22, 2004. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. The information contained or incorporated by reference in the SPD and Prospectus supplements and the SPD and Prospectus is accurate only as of the respective dates of such information. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This SPD and Prospectus Supplement may add, update or change information in the SPD and Prospectus. If information in this SPD and Prospectus Supplement is inconsistent with any information in the SPD and Prospectus (or any information incorporated therein by reference), this SPD and Prospectus Supplement will apply and will supersede such information in the SPD and Prospectus.

        It is important for you to read and consider all information contained in this SPD and Prospectus Supplement, the Prospectus Supplements dated May 17, 2004, and July 22, 2004 and the SPD and Prospectus dated May 19, 2004, in making your investment decision.